UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill

Company Secretary

Date 21 November 2013

NOVOGEN LIMITED (ASX: NRT)

ASX RELEASE

20 November 2013

CLEANSING NOTICE

We refer to the issue of a convertible security by Novogen Limited (Novogen) on 5 July 2013. Pursuant to a notice of conversion of a portion of the convertible security representing in aggregate $850,000, Novogen issued 5,089,821 ordinary shares to Merrill Lynch (Australia) Nominees Pty Limited ACN 003 925 031 FBO Hudson Bay Master Fund Limited on 20 November 2013 (Shares).

For the purposes of section 708A(5)(e)(i) of the Corporations Act 2001 (Cth) (Corporations Act) Novogen gives notice that:

1.	Novogen issued the Shares without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice, Novogen has complied with:

(a)	the provisions of Chapter 2M of the Corporations Act as they apply to Novogen; and

(b)	section 674 of the Corporations Act; and

3.	as at the date of this notice, there is no information that is “excluded information” (as defined in subsections 708A(7) and 708A(8) of the Corporations Act) which is required to be disclosed by Novogen.

Yours faithfully,

Lionel Mateo

Company Secretary

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077

P: +61 (0) 2 9476 0344 - F: +61 (0) 2 9476 0388

www.novogen.com